UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Inventiva S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

46124U107

(CUSIP Number)

JAMES KRATKY

BVF PARTNERS L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8830

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 17, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,630,461*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,630,461*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,630,461*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%*
14	TYPE OF REPORTING PERSON

PN

* Includes 451,003 ADSs (as defined below), each of which represents one (1) Share (as defined below).

2

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,630,461*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,630,461*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,630,461*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%*
14	TYPE OF REPORTING PERSON

OO

* Includes 451,003 ADSs, each of which represents one (1) Share.

3

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,321,861*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,321,861*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,321,861*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*
14	TYPE OF REPORTING PERSON

PN

* Includes 234,997 ADSs, each of which represents one (1) Share.

4

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,321,861*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,321,861*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,321,861*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*
14	TYPE OF REPORTING PERSON

OO

* Includes 234,997 ADSs, each of which represents one (1) Share.

5

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		397,086*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

397,086*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

397,086*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%*
14	TYPE OF REPORTING PERSON

PN

* Includes 40 ADSs, each of which represents one (1) Share.

6

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		397,086*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

397,086*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

397,086*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%*
14	TYPE OF REPORTING PERSON

CO

* Includes 40 ADSs, each of which represents one (1) Share.

7

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,952,322*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,952,322*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,952,322*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%*
14	TYPE OF REPORTING PERSON

OO

* Includes 686,000 ADSs, each of which represents one (1) Share.

8

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,545,499*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,545,499*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,545,499*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%*
14	TYPE OF REPORTING PERSON

PN, IA

* Includes 686,040 ADSs, each of which represents one (1) Share.

9

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,545,499*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,545,499*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,545,499*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%*
14	TYPE OF REPORTING PERSON

CO

* Includes 686,040 ADSs, each of which represents one (1) Share.

10

CUSIP No. 46124U107

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,545,499*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,545,499*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,545,499*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%*
14	TYPE OF REPORTING PERSON

IN

* Includes 686,040 ADSs, each of which represents one (1) Share.

11

CUSIP No. 46124U107

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by BVF, BVF2 and Trading Fund OS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions, except as otherwise noted. The aggregate purchase price of the 4,179,458 Shares owned directly by BVF is approximately $26,042,201, including brokerage commissions. The aggregate purchase price of the 451,003 ADSs owned directly by BVF is approximately $6,244,319, including brokerage commissions. The aggregate purchase price of the 3,086,864 Shares owned directly by BVF2 is approximately $19,101,307, including brokerage commissions. The aggregate purchase price of the 234,997 ADSs owned directly by BVF2 is approximately $3,149,991, including brokerage commissions. The aggregate purchase price of the 397,046 Shares owned directly by Trading Fund OS is approximately $2,484,759, including brokerage commissions. The aggregate purchase price of the 40 ADSs owned directly by Trading Fund OS is approximately $311, including brokerage commissions. The aggregate purchase price of the 196,091 Shares held in the Partners Managed Account is approximately $1,090,300, including brokerage commissions.

The aggregate purchase price of the 3,974,936 T1 BSAs (as defined in Item 6) owned directly by BVF is approximately $5,804,726. The aggregate purchase price of the 3,640,567 T1 BSAs owned directly by BVF2 is approximately $5,316,436. The aggregate purchase price of the 470,954 T1 BSAs owned directly by Trading Fund OS is approximately $687,749. The aggregate purchase price of the 144,577 T1 BSAs held in the Partners Managed Account is approximately $211,130.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

In connection with the Multi-Tranche Transaction (defined and described in Item 6), the Reporting Persons obtained certain rights to representation on the board of directors of the Issuer (the “Board”) and agreed to certain voting commitments and other undertakings, as described in further detail in Item 6.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based on 87,077,695 Shares outstanding, which is the total number of Shares outstanding as reported in Exhibit 99.4 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 15, 2024.

As of the date hereof, the Reporting Persons and the Partners Managed Account held an aggregate of 8,231,034 T1 BSAs, exercisable into an aggregate of 8,231,034 Shares. As of the date hereof, the T1 BSA Beneficial Ownership Limitation (as defined in Item 6) prohibits the exercise of all of the T1 BSAs held by the Reporting Persons and the Partners Managed Account.

12

CUSIP No. 46124U107

As of the date hereof, (i) BVF beneficially owned 4,630,461 Shares, including 451,003 Shares underlying ADSs and excluding 3,974,936 Shares issuable upon the exercise of T1 BSAs held by it, representing percentage ownership of approximately 5.3% of the Shares outstanding, (ii) BVF2 beneficially owned 3,321,861 Shares, including 234,997 Shares underlying ADSs and excluding 3,640,567 Shares issuable upon the exercise of T1 BSAs held by it, representing percentage ownership of approximately 3.8% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 397,086 Shares, including 40 Shares underlying ADSs and excluding 470,954 Shares issuable upon the exercise of T1 BSAs held by it, representing percentage ownership of less than 1% of the Shares outstanding, and (iv) 196,091 Shares were held in the Partners Managed Account, excluding 144,577 Shares issuable upon the exercise of certain T1 BSAs, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 4,630,461 Shares beneficially owned by BVF, representing percentage ownership of approximately 5.3% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 3,321,861 Shares beneficially owned by BVF2, representing percentage ownership of approximately 3.8% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 397,086 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 7,952,322 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 9.1% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 8,545,499 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, representing percentage ownership of approximately 9.8% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 8,545,499 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.8% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 8,545,499 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.8% of the Shares outstanding.

(c)       Except for the purchase by the Reporting Persons of T1 BSAs in connection with the Multi-Tranche Transaction (as defined and described in Item 6), the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 11, 2024, the Issuer entered into subscription agreements (the “T1 Subscription Agreements”) with certain investors (the “Investors”), including the Reporting Persons, pursuant to which the Issuer agreed to issue and sell to such Investors Shares, or in lieu thereof, pre-funded warrants to purchase Shares, as part of a multi-tranche private placement (the “Multi-Tranche Transaction”).

13

CUSIP No. 46124U107

The Multi-Tranche Transaction consists of the following:

•	The issuance of an aggregate of 34,600,507 Shares (the “T1 Shares”) and 35,399,481 pre-funded warrants to purchase an aggregate of 35,399,481 Shares at an exercise price of €0.01 per new Share (the “T1 BSAs” and together with the T1 Shares, the “T1 Securities”), for aggregate gross proceeds of €94.1 million, subject to satisfaction of customary closing conditions. The subscription price for the T1 Shares is €1.35 per Share (the “T1 Share Subscription Price”), and the subscription price of each T1 BSA is €1.34 per Share (the “T1 BSA Subscription Price”), representing the T1 Share Subscription Price less the nominal value per Share of €0.01.

This initial tranche of the Multi-Tranche Transaction closed on October 17, 2024. In connection with the closing of this initial tranche, BVF, BVF2, Trading Fund OS and Partners (on behalf of the Partners Managed Account) purchased 3,974,936 T1 BSAs, 3,640,567 T1 BSAs, 470,954 T1 BSAs and 144,577 T1 BSAs, respectively.

The T1 BSAs provide that a holder of T1 BSAs shall not have the right to exercise any portion of its T1 BSAs if, after giving effect to such issuance after exercise, such holder, together with its Attribution Parties (as defined in the T1 Subscription Agreement), would beneficially own (as calculated in accordance with Section 13(d) of the Exchange Act or with respect to the French FDI Regime (as defined in the T1 Subscription Agreement)) in excess of 4.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “T1 BSA Beneficial Ownership Limitation”); provided, however, that each holder may increase or decrease the T1 BSA Beneficial Ownership Limitation provided that (a) to the extent required by the French FDI Regime, in the cases of T1 BSA Beneficial Ownership Limitation increased above 9.99% of the voting rights of the Issuer (the “Crossing Event”), the holder has obtained from the French Ministry of Economy through an authorization request or prior notification, in accordance with the French FDI Regime, either (i) a written response from the French Ministry of Economy confirming that the exercise of the T1 BSAs and, therefore, the acquisition of underlying Shares that would cause the Crossing Event is not subject to the prior authorization procedure or (ii) the authorization (express or tacit) to proceed with the Crossing Event, and (b) the T1 BSA Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares upon exercise of the T1 BSAs held by the holder and the provisions of the T1 BSA Beneficial Ownership Limitation shall continue to apply (provided that, with respect to the French FDI Regime, the applicable percentage will be 24.99% of the voting rights of the Issuer).

•	The issuance of an aggregate of 7,872,064 Shares (the “T1bis Shares”) and 8,053,847 pre-funded warrants to purchase an aggregate of 8,053,847 Shares at an exercise price of €0.01 per new Share (the “T1bis BSAs” and together with the T1bis Shares, the “T1bis Securities”) for aggregate gross proceeds of €21.4 million, subject to satisfaction of applicable conditions precedent, including the approval of the shareholders at a general meeting of the shareholders to be held no later than December 16, 2024 (the “General Meeting”). The subscription price for the T1bis Shares and T1bis BSAs will be equal to the T1 Share Subscription Price and T1 BSA Subscription Price, respectively. The number of T1bis Securities will be subscribed by each Investor, including the Reporting Persons, pro rata to the number of T1 Securities subscribed for by the Investor.
14

CUSIP No. 46124U107

•	The issuance of a number of Shares (or, in lieu of Shares, pre-funded warrants) (the “T2 Shares”) to be determined by the Board, to which warrants to purchase Shares are attached (the “T3 BSAs” and together with the T2 Shares, the “ABSAs”), for aggregate gross proceeds of €116 million, subject to satisfaction of applicable conditions precedent, including the approval of the shareholders at the General Meeting. Pursuant to the T1 Subscription Agreement, upon the satisfaction of applicable conditions precedent, each Investor, including the Reporting Persons, will be obligated to purchase a number of ABSAs pro rata to the number of T1 Securities purchased by the Investor pursuant to a second subscription agreement (the “T2 Subscription Agreement” and together with the T1 Subscription Agreement, the “Subscription Agreements”). The subscription price of the ABSAs will be equal to the lower of (i) the T1 Share Subscription Price or (ii) the volume-weighted average of the price of the Shares on Euronext Paris during the five trading sessions preceding pricing of the ABSAs. The T3 BSAs will have an exercise price of €1.50 per Share and will only become exercisable upon the occurrence of a specified triggering event (or the waiver thereof), for maximum proceeds upon exercise of €116 million (assuming all T3 BSAs are exercised).

Pursuant to the T1 Subscription Agreement, the Issuer undertook to submit to the General Meeting the appointment of specified individuals as members of the Board. The Issuer further undertook to submit to the General Meeting or at a later general meeting of shareholders, up to four additional new members of the Board, in order to replace existing members of the Board (other than certain specified members), one of which upon proposal of the Reporting Persons, and three of which upon proposal of each of the three largest subscribers in the offering of T1 Securities.

The Investors, including the Reporting Persons, have undertaken to vote in favor of the resolutions of the General Meeting relating to the issuance of the T1bis Securities and the ABSAs (with the exception of the resolution relating to the Investor’s own investment) and relating to changes in the governance of the Issuer.

The Investors, including the Reporting Persons, have agreed to a lock-up on the T1 Shares, the T1 BSAs and the Shares issued upon the exercise of the T1 BSAs until the earlier of (x) the issuance date of the ABSAs or (y) May 20, 2025, subject to certain exceptions (including transfers to an affiliate to the Investor, to another Investor, or, subject to the agreement of the Issuer in its sole discretion, to any third party who makes the same lock-up commitment on such securities). The T1bis Shares will be held by Investors, including the Reporting Persons, under the same conditions as the T1 Shares in the event of their issuance.

The foregoing description of the Multi-Tranche Transaction and the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements, which are referenced hereto as Exhibits 99.1 and 99.2 and are incorporated by reference herein.

15

CUSIP No. 46124U107

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of T1 Subscription Agreement (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K, filed with the SEC on October 15, 2024).
99.2	Form of T2 Subscription Agreement (incorporated by reference to Exhibit 99.2 of the Issuer’s Form 6-K, filed with the SEC on October 15, 2024).

16

CUSIP No. 46124U107

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2024

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC, its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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